Exhibit 1.1

This is a translation of the Bylaws of BRBI BR Partners S.A. Due to the complexities of language translation, translations are not always precise. If there is any inconsistency or ambiguity between the English version and the Portuguese version of this document, the Portuguese version shall prevail.

BYLAWS OF

BRBI BR PARTNERS S.A.

CNPJ/MF 10.739.356/0001-03

NIRE 35.300.366.727

Chapter I - Name, Duration, Headquarters, and Purpose

Article 1 - BRBI BR Partners S.A. (“Company”) is a corporation with an indefinite duration, governed by these Bylaws, the applicable legal provisions, specially Law No. 6.404, of December 15, 1976, and its subsequent amendments (“Brazilian Corporations Law”), the Level 2 Corporate Governance Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (“Level 2 Rules”), and other applicable legal provisions.

Paragraph 1 - The Company, its shareholders, the management of the Company, and the members of the Fiscal Committee are subject to the provisions of the Level 2 Rules with the admission of the Company to the special listing segment called Level 2 Corporate Governance of B3 (“Level 2”).

Paragraph 2 - The provisions of Level 2 Rules shall prevail over the statutory provisions in cases of prejudice against the rights of the recipients of public offers provided for in these Bylaws.

Article 2 - The Company has its headquarters in the City of São Paulo, State of São Paulo, and the Board of Directors is responsible for deciding on the location of and changes to the headquarters, as well as on the opening or closing of branches, offices, and representations in the country or abroad.

Article 3 - The Company’s corporate purpose is to participate in other companies (domestic or foreign) as a partner, shareholder, or stockholder, and to manage its own assets.

Chapter II - Capital Stock and Shares

Article 4 - The Company’s capital stock, fully subscribed and paid, is R$ 674,940,442.77 (six hundred and seventy-four million, nine hundred and forty thousand, four hundred and forty-two reais and seventy-seven cents), divided into 314,987,112 (three hundred and fourteen million, nine hundred and eighty-seven thousand, one hundred and twelve) shares, of which 200,546,184 (two hundred million, five hundred and forty-six thousand, one hundred and eighty-four) are common shares and 114,440,928 (one hundred and fourteen million, four hundred and forty thousand, nine hundred and twenty-eight) are preferred shares.

Paragraph 1 - The Company is authorized to increase its capital stock, by resolution of the Board of Directors and regardless of any statutory reform, by issuing shares, up to the limit of 200,000,000 (two hundred million) shares. The Board of Directors shall determine the terms and conditions of issuances and payments, as well as indicate the number, type, and class of the shares to be issued, respecting the legal limit for issuing preferred shares and the period for exercising preemptive rights, if applicable.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, convertible debentures, or subscription warrants may be executed through sale on the stock exchange, public subscription, or exchange for shares in a public offer for acquisition of control. Such issuance may occur without preemptive rights or with a reduction of the period specified in paragraph 4 of Article 171 of the Brazilian Corporations Law, in accordance with the provisions of the law, within the limit of authorized capital.

Article 5 - The Company’s shares are book-entry shares, held in deposit accounts under the name of their respective holders at a financial institution authorized by the Comissão de Valores Mobiliários (“CVM”).

Sole Paragraph - Subject to the maximum limits set by CVM, the cost of the service for transferring the ownership of book-entry shares may be charged directly to the shareholder by the depositary institution, as defined in the share bookkeeping contract.

Article 6 - Each common share entitles its holders to one vote in the resolutions of the Shareholders’ Meetings.

Article 7 - The Company’s preferred shares do not confer voting rights to their holders but ensure their holders the right to restricted voting, exclusively on the following matters:

(i)	transformation, incorporation, merger, or spin-off of the Company;

(ii)	approval of contracts entered between the Company and the Controlling Shareholder, directly or through third parties, as well as between the Company other companies in which the Controlling Shareholder has an interest, whenever, by legal or statutory provision, they are subject to resolution at a Shareholders’ Meeting;

(iii)	evaluation of assets intended for capital increase of the Company;

(iv)	choice of institution or specialized company for determining the Economic Value of the Company, as per article 38 of these Bylaws; and

(v)	amendment or revocation of statutory provisions that alter or modify any of the requirements provided for in item 4.1 of the Level 2 Rules, provided that this voting right will prevail while the Participation Agreement in the Level 2 Corporate Governance is in force.

Sole Paragraph - Preferred shares confer the following advantages to their holders:

(i)	priority in the distribution of dividends as per article 32 of these Bylaws;

(ii)	priority in the reimbursement of capital, in the event of the company’s liquidation as per article 33 of these Bylaws; and

(iii)	the right to be included in a public offer for the acquisition of shares resulting from the Transfer of Control of the Company at the same price and under the same conditions offered to the Selling Controlling Shareholder.

Article 8 - New types or classes of shares may be created at any time by resolution of the Shareholders’ Meeting, or the existing types and classes may be increased, without maintaining proportion with the others, subject to the legal limit for preferred shares.

Chapter III – Shareholders’ Meetings

Article 9 - The Shareholders’ Meeting shall be held ordinarily annually, within the first 4 (four) months following the end of each fiscal year, to discuss the matters provided for in the Brazilian Corporations Law.

Article 10 - Special Shareholders’ Meetings shall be held whenever necessary, when social interests are so required, or when the provisions of these Bylaws or applicable legislation require shareholder resolution.

Article 11 - The call of meeting and the opening of the Shareholders’ Meeting shall comply with applicable legal precepts.

Paragraph 1 – Subject to the exceptions provided by law, the Shareholders’ Meeting shall be called by the Board of Directors, by its President, or by two members of the Board of Directors together, at least 15 (fifteen) days in advance for the first call and at least 8 (eight) days in advance for the second call.

Paragraph 2 - Regardless of any formality provided for in these Bylaws and the Brazilian Corporations Law, any Shareholders’ Meeting attended by all shareholders shall be considered regularly opened.

Paragraph 3 – Subject to the exceptions provided by law, the Shareholders’ Meetings shall only be installed and validly deliberated on first call with the presence of shareholders representing at least 1/4 (one quarter) of the total voting shares and, on second call, with any number.

Paragraph 4 - Shareholders may be represented at the Company’s Shareholders’ Meeting by a proxy constituted in accordance with Article 126 of the Brazilian Corporations Law.

Paragraph 5 - Notwithstanding the provisions of Paragraph 2 above, the shareholder who attends the Shareholders’ Meeting bearing the documents that prove his status as a shareholder, referred to in Article 126 of the Brazilian Corporations Law, up to the moment the Shareholders’ Meeting opens, may participate and vote, even if he has failed to present them previously.

Paragraph 6 - The exercise of voting rights in special cases of condominium, shareholders’ agreement, usufruct, and pledged or fiduciary alienated shares is subject to specific legal requirements and the evidence established by law.

Paragraph 7 - Shareholders whose corporate rights have been suspended under the terms of Articles 120 and 122, item V, of the Brazilian Corporations Law may not vote at the Shareholders’ Meeting.

Paragraph 8 - Shareholders shall not vote on resolutions concerning the appraisal report of the assets they contribute to the capital stock and the approval of their accounts as an administrator, nor on any other matters that may benefit them in a particular way or in which they have conflict of interest with those of the Company.

Paragraph 9 - Minutes of the work and deliberations of the Shareholders’ Meeting will be drawn up in the appropriate book, signed by the members of the board and by the shareholders present. Certificates or authentic copies will be extracted from the minutes for legal purposes.

Article 12 – The chairman of the Shareholders’ Meeting shall be the President of the Board of Directors or, in their absence, by any of those present, chosen by a majority of votes of those present. The secretary shall be chosen by the chairman of the meeting.

Article 13 - The resolutions of the Shareholders’ Meeting shall be made by a majority of votes of those present, not counting blank votes, except for the special cases provided for in the Brazilian Corporations Law.

Chapter IV - Management of the Company

Article 14 - The Company shall be managed by a Board of Directors and an Executive Board, in accordance with the law and these Bylaws.

Article 15 - The members of the Board of Directors and the Executive Board shall be invested in their positions by signing certificates of appointment drawn up in appropriate books, remaining in office until the election and inauguration of their successors. Upon signing the certificates of appointment, the directors and the officers shall sign the declarations referred to in article 147 of the Brazilian Corporations Law, as applicable.

Paragraph 1 - The inauguration of the members of the Board of Directors and the Executive Board shall be conditioned on the prior subscription of the Administrators’ Consent Term under the provisions of the Level 2 Rules, as well as compliance with applicable legal requirements.

Paragraph 2 - The members of the Board of Directors and the Executive Board shall adhere to the Company’s internal policies in force, including, among others that may be subsequently approved, the Code of Ethics, the Disclosure Policy for Relevant Acts or Facts, the Securities Trading Policy, and other policies that may be approved by the Shareholders’ Meeting or the Board of Directors.

Paragraph 3 - Subject to the provisions of the Disclosure Policy for Relevant Acts or Facts, the Company shall disclose the resignation or dismissal of the administrators by the next business day after the Company is notified of the resignation or the dismissal is approved.

Paragraph 4 – The prior call of a meeting of any administrative body shall only be waived if all its members are present, as a condition for the validity of such meeting. Shall be considered present the administrators that express their vote through delegation to another member of the respective administrative body, through advance written vote or through written vote transmitted by email or any other legitimate means of communication that can be proven to be authentic and original, in this case, until the end of the respective meeting.

Article 16 - The Shareholders’ Meeting shall establish the annual global remuneration of the Company’s administrators, including benefits of any nature and representation allowances, without prejudice to the Company’s profit-sharing. The Board of Directors shall allocate the remuneration individually among the administrators.

Chapter V - Board of Directors

Article 17 - The Company’s Board of Directors shall have at least 5 (five) and at most 6 (six) effective members, with an equal number of alternates, residing in the country or not, elected and dismissible by the Shareholders’ Meeting for a unified term of 2 (two) years, with re-election permitted.

Paragraph 1 - The Board of Directors shall have a President elected by the Shareholders’ Meeting. The President shall have, in addition to their own vote, the casting vote in case of a tie in the voting due to the possible composition of an even number of members of the Board of Directors. Each member of the Board of Directors shall have the right to 1 (one) vote in the Board of Directors’ resolutions.

Paragraph 2 - At least 20% (twenty percent) of the members of the Board shall be Independent Directors, as defined by the Level 2 Rules, and shall be expressly declared as such in the minutes of the Shareholders’ Meeting that elects them. Independent directors elected under the provisions of Article 141, paragraphs 4 and 5, and Article 239 of the Brazilian Corporations Law shall also be considered independent.

Paragraph 3 - When the percentage referred to in the paragraph above results in a fractional number of directors, rounding shall be carried out in accordance with the Level 2 Regulation.

Paragraph 4 - The positions of President of the Board of Directors and Chief Executive Officer or principal executive of the Company may not be held by the same person.

Article 18 - The meetings of the Board of Directors shall be held at the frequency defined by the Board of Directors itself and shall be called by its President or by the majority of the directors, by written notice delivered to the other directors, as provided in paragraph 1 below.

Paragraph 1 - The call of the meetings of the Board of Directors shall: (i) be made by registered letter or email at least 3 (three) calendar days in advance of the meeting date and, if the meeting is not held, a new second call notice shall be sent at least 1 (one) calendar day in advance of the new meeting date; (ii) indicate the agenda, and (iii) be accompanied by the relevant documents. The meetings of the Board of Directors shall be held at the Company’s headquarters or at another location previously agreed upon by the directors, with virtual meetings permitted with the participation of all directors as provided in paragraph 3 below.

Paragraph 2 - Once the convening period is met, Board meetings shall be opened with the presence of as many directors as necessary to approve the matters to be deliberated. Regardless of the formalities of convening, the meeting attended by all members of the Board of Directors shall be considered regular.

Paragraph 3 - Directors may participate in Board meetings via videoconference, teleconference, or any other similar means that allows the identification of the director and simultaneous communication with other attendees. Directors unable to attend the meeting by any of the aforementioned means may be represented by their alternate, if any, or by another director, provided they indicate another director in writing to replace them, or send their vote in writing to the President of the Board or the meeting chair before the meeting is installed or until its closure, via registered letter, email, or hand-delivered letter, with the meeting chair empowered to sign the meeting minutes on behalf of the director not physically present.

Paragraph 4 - The members of the Board of Directors may consent to waive the meeting and decide in writing on the matters that would be the subject of the meeting, provided they consider that such matters have already been sufficiently debated by any other means and provided that all Directors sign a written document formalizing such consent.

Paragraph 5 - A director shall be considered present at the meetings of the Board of Directors if they:

(i)	appoint any other director as their proxy to vote at such meeting, provided the respective proxy is submitted to the President of the Board of Directors or the President of the meeting before its opening; or

(ii)	send their vote in writing to the President of the Board of Directors (or the president of the meeting in question) before the opening of the meeting of the Board of Directors, via facsimile, email, registered letter, or hand-delivered letter.

Article 19 - In case of permanent impediments or absences of any effective member of the Board of Directors and of their alternate, if any, the remaining members of the Board of Directors shall appoint a substitute, who shall serve until the next Shareholders’ Meeting to be held.

Article 20 - The meetings of the Board of Directors shall be presided over by its President or, in their absence, by any member of the Board of Directors, chosen by a majority of votes of those present. The secretary shall be chosen by the chairman of the meeting among any of those present.

Article 21 - Except for the special cases provided for in the Brazilian Corporations Law, the resolutions of the Board of Directors shall be taken by the affirmative vote of the simple majority of those present at the respective meeting, not counting blank votes.

Article 22 - The Board of Directors of the Company shall deliberate on the following matters:

(i)	set the general direction of the Company’s and its controlled companies’ businesses;

(ii)	approve the general budget, the Company’s business plan, and any of its amendments (“Business Plan”);

(iii)	elect and dismiss the Company’s officers and set their designations and attributions, in accordance with these Bylaws;

(iv)	express an opinion on the management report and the Executive Board’s accounts;

(v)	set the individual remuneration of the members of the Board of Directors and the Executive Board, within the maximum annual limit established by the Shareholders’ Meeting;

(vi)	determine the general criteria for remuneration and benefits policy for the Company’s and its controlled companies’ senior employees, including the establishment, amendment, termination, and individual allocation of bonus and/or stock option plans within the maximum annual limit established by the Shareholders’ Meeting;

(vii)	choose or dismiss the independent auditors;

(viii)	declare and set the conditions for the payment of interest on equity and the distribution of interim or intercalary dividends by the Company, which shall always be considered as an advance on the mandatory minimum dividend;

(ix)	express an opinion on the management bodies’ proposals to be submitted to the Shareholders’ Meeting;

(x)	approve transactions that have a value greater than 5% (five percent) of the Company’s net worth as stated in the most recently publicly available financial statements, involving (i) the acquisition (by subscription or otherwise), transfer (by sale or otherwise) of equity interests; (ii) the creation of encumbrances, in any form, directly or indirectly, on equity interests, or rights arising from such equity interests; (iii) the execution of any new shareholders’ agreements, partners’ agreements, or quota holders’ agreements related to the controlled companies or investees in which the Company, directly or indirectly, holds an equity interest, or the amendment of any existing shareholders’ agreements, partners’ agreements, or quota holders’ agreements;

(xi)	deliberate on the provision of guarantees by the Company in third-party obligations, including its controlled companies;

(xii)	approve the repurchase of shares issued by the Company for maintenance in treasury, as well as the sale or cancellation of treasury shares;

(xiii)	deliberate on the issuance of securities by the Company, convertible or not into shares of any nature, including simple debentures without real guarantees, the amount, as well as their terms and conditions;

(xiv)	issuance of debt securities above the value of the Company’s net worth, except for the issuance of debt securities by subsidiaries that are financial institutions, in which case they shall be subject to the applicable regulations of the Central Bank of Brazil;

(xv)	approve the contracting of financial obligations by the Company not contemplated in the business plan and whose individual value (or aggregate, in the case of operations carried out within a twelve-month period) exceeds R$ 30,000,000.00 (thirty million reais);

(xvi)	deliberate on the execution of any operation or the execution of any contract between, on one side, the Company and/or its controlled companies, and on the other, any administrators or shareholders of the Company or related parties to the shareholders or administrators of the Company and its controlled companies;

(xvii)	express a favorable or contrary opinion regarding any public offer to acquire shares that targets the Company’s issued shares, through a reasoned prior opinion, disclosed within 15 (fifteen) days of the publication of the public offer notice, which shall address, at a minimum (i) the convenience and opportunity of the public offer to acquire shares regarding the interest of all shareholders and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer to acquire shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other points that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by CVM; and

(xviii)	define a shortlist of specialized companies in economic evaluation of companies for the preparation of an appraisal report of the Company’s shares, in cases of a public offer to cancel the registration of a publicly-held company or to exit Level 2 of Corporate Governance.

Sole Paragraph - The amounts provided for in the items of this Article 22 shall be updated at the end of each fiscal year by the variation of the Brazilian Consumer Price Index, published by the Economic Research Institute Foundation, or, in case of its extinction, by another index that legally replaces it.

Chapter VI - Executive Board

Article 23 - The Executive Board shall be composed of a minimum of 2 (two) and a maximum of 8 (eight) members, shareholders or not, residing in the country, elected by the Board of Directors, and dismissible by it at any time, with one Chief Executive Officer, one Investor Relations Officer, one Chief Financial Officer, and the other officers without specific designation, elected for a unified term of 2 (two) years, with re-election permitted.

Paragraph 1 – The Chief Executive Officer shall: (i) manage the Company’s overall business, convene and preside over Executive Board meetings, and coordinate the work of the other officers and the decision-making process; (ii) represent the Company in all its relations with third parties, in or out of court, and may appoint attorneys and agents to testify on behalf of the Company before the requesting authorities, being responsible for the Company’s economic and financial results and for protecting its name; (iii) organize and supervise human resources policies and guidelines; (iv) supervise compliance with the policies and rules established by the Board of Directors and the resolutions taken at the Shareholders’ Meeting; (v) ensure compliance with the law and these Bylaws; and (vi) determine the Company’s vote as a shareholder, partner, or quota holder of any controlled company or investee in which the Company directly holds equity interests, as well as determine the vote and bind the actions of the managers and administrators of the Company’s or its controlled companies’ exclusive investment funds.

Paragraph 2 – The Investor Relations Officer shall: (i) be responsible for providing information to the investing public, CVM, and stock exchanges or over-the-counter markets, both domestic and international, as well as to the corresponding regulatory and supervisory entities, keeping the Company’s records updated with these institutions; (ii) represent the Company before CVM, stock exchanges, and other capital market entities, as well as provide relevant information to investors, the market in general, CVM, and B3; and (iii) perform other functions established by law and current regulations.

Paragraph 3 – The Chief Financial Officer shall: (i) coordinate the preparation of the Company’s financial statements; (ii) manage the Company’s financial activities, including treasury, tax, and accounting areas, internal audit, information technology, and financial planning, according to these Bylaws, the Company’s Code of Ethics, current legal standards, and policies and guidelines set by the Shareholders’ Meeting; and (iii) manage the Company’s financial resources, guiding the application of cash surpluses within existing policies and guidelines, and conducting loan and financing processes and related services necessary for the Company’s expansion, according to the Company’s annual budget.

Paragraph 4 – Officers without specific designation shall have their duties recommended by the Chief Executive Officer and approved by the Board of Directors, except for management acts whose competence is not exclusively attributed to other Officers by law and these Bylaws.

Paragraph 5 - The position of Investor Relations Officer may be held concurrently by another Company Officer.

Paragraph 6 – Officers must be individuals of unblemished reputation, with proven practical experience in their area of expertise, and meet all legal requirements for the positions to which they are elected.

Article 24 - In case of resignation or permanent impediment of any officer during the term for which they were elected, the President of the Board of Directors shall convene a Board meeting to elect a substitute who will complete the current term, in accordance with Article 15 above.

Sole Paragraph - In case of omission by the President of the Board of Directors, any Board member may convene the Board meeting referred to in the main clause of this article.

Article 25 – The Executive Board is not a collegiate body; however, it may meet whenever necessary in the presence of Officers representing the majority of the Executive Board members, necessarily including the Chief Executive Officer.

Article 26 – It is the responsibility of the Executive Board, in general and in accordance with the provisions of these Bylaws:

(i)	exercise the duties conferred by law and these Bylaws to ensure the full and regular operation of the Company and its controlled companies, affiliates, and business divisions;

(ii)	elect and remove the members of the management of the Company’s controlled or investee companies according to the instructions made by the Board of Directors;

(iii)	open, operate, and close bank and investment accounts;

(iv)	negotiate, waive, desist, make agreements, enter into commitments, incur obligations, invest resources, acquire, encumber and alienate assets, and grant guarantees, signing the respective terms and contracts;

(v)	represent the Company, in or out of court, actively and passively, before any third parties, including public offices or federal, state, or municipal authorities; and

(vi)	perform other duties established by law, these Bylaws, and the Board of Directors.

Article 27 – Without prejudice to the provisions of these Bylaws regarding the Company’s representation, and except as provided in Paragraph 2 of Article 23 above, any act or contract that implies responsibility or obligation for the Company must be signed jointly by:

(i)	any 2 (two) Officers, always acting jointly;

(ii)	1 (one) Officer acting jointly with 1 (one) attorney with specific powers; or

(iii)	2 (two) attorneys with specific powers acting jointly, within the limits expressed in their respective mandates, in accordance with the sole paragraph of this article.

Sole Paragraph - Powers of attorney granted by the Company shall always be signed by any 2 (two) Officers, acting jointly, and shall contain specific powers and a term of validity not exceeding 1 (one) year, except for the granting of powers of the ad judicia et extra clause, which may have a longer term of validity.

Article 28 - Any acts by any officer, attorney, or employee that involve the Company in obligations related to business or operations outside its corporate purpose are expressly prohibited, null, and void with respect to the Company, unless expressly authorized by the Shareholders’ Meeting.

Chapter VII – Fiscal Committee

Article 29 - The Company shall have a non-permanent Fiscal Committee, in accordance with the Brazilian Corporations Law, composed of a minimum of 3 (three) and a maximum of 5 (five) effective members, and an equal number of alternates, shareholders or not, residing in the country and elected at the Shareholders’ Meeting, with re-election permitted.

Sole Paragraph - The remuneration of the members of the Fiscal Committee, when in operation, shall be set by the Shareholders’ Meeting that elects them.

Article 30 - The alternate members of the Fiscal Committee shall replace the respective effective members in case of vacancy or temporary impediment.

Sole Paragraph - The assumption of office by the members of the Fiscal Committee shall be conditioned on the prior subscription of the Term of Consent of the Members of the Fiscal Committee in accordance with the provisions of the Level 2 Regulation, as well as compliance with applicable legal requirements.

Chapter VIII - Fiscal Year, Profit, and Profit Allocation

Article 31 - The fiscal year shall begin on January 1st and end on December 31st of each year, after which the financial statements required by applicable law shall be prepared.

Article 32 - Shareholders shall be entitled to a non-cumulative mandatory dividend corresponding to 25% (twenty-five percent) of the adjusted net profit, as defined in Article 191 of the Brazilian Corporations Law, decreased or increased by the amounts provided in item I of Article 202 of the Brazilian Corporations Law and observing the provisions of items II and III of the same articles, as applicable.

Paragraph 1 – After the allocations specified in the main clause of Article 32, the remaining balance may be allocated, in whole or in part, to the Investment Reserve mentioned in Paragraph 2 below, or retained, in whole or in part, according to the capital budget, as decided by the Annual Shareholders’ Meeting based on the administration’s proposal, in accordance with Article 196 of the Brazilian Corporations Law. Any profits not allocated as per the law and these Bylaws must be distributed as dividends, in accordance with Article 202, paragraph 6, of the Brazilian Corporations Law.

Paragraph 2 – The Investment Reserve aims to provide funds that ensure the Company’s level of capitalization, investments in activities related to the Company’s corporate purpose, and/or the payment of future dividends to shareholders or their advances. The annual portion of net profits allocated to the Investment Reserve shall be determined by the shareholders at the Annual Shareholders’ Meeting, based on the management proposal, complying with the allocations determined in Article 32. The management proposal shall consider the Company’s capitalization needs and the other purposes of the Investment Reserve. The maximum limit of the Investment Reserve shall be that established in Article 199 of the Brazilian Corporations Law. When the Investment Reserve reaches its maximum limit, or whenever the Company’s management deems that the balance of the Investment Reserve exceeds what is necessary to fulfill its purpose, the Shareholders’ Meeting or the Board of Directors, as the case may be, may determine its total or partial application in the capitalization or increase of the share capital or in the distribution of dividends, in accordance with Article 199 of the Brazilian Corporations Law.

Paragraph 3 – The distribution of the minimum dividend shall not be mandatory in the fiscal year in which the Board of Directors informs the shareholders, with a justified explanation approved unanimously, that it is incompatible with the Company’s financial situation, in which case a portion of the net profit may be distributed or its retention as a reserve may be approved, as the case may be. Profits not distributed in accordance with this paragraph shall be paid as soon as the Company’s financial situation allows, applying the provisions of Article 202, paragraph 5, of the Brazilian Corporations Law.

Paragraph 4 – Dividends and interest on equity not claimed by their beneficiaries within 3 (three) years from the date they were made available to shareholders shall revert in favor of the Company.

Chapter IX - Dissolution, Liquidation, and Extinction

Article 33 – The Company shall be dissolved, liquidated, and extinct in the cases provided by law, and the Shareholders’ Meeting is the competent body to determine the manner of liquidation, and to appoint both the liquidator and the Fiscal Committee, which shall act during the liquidation period, setting their remuneration.

Chapter X - Shareholders’ Agreements

Article 34 - The Company shall comply with all provisions of the shareholders’ agreements filed at its headquarters during the entire period of validity of these agreements. The Company shall not register, consent to, or ratify any vote or approval of the Shareholders or any administrator, nor perform or fail to perform any act that violates or is incompatible with the provisions of such shareholders’ agreements or that, in any way, may harm the rights of shareholders under such agreements.

Paragraph 1 – Under the terms of paragraph 8 of Article 118 of the Brazilian Corporations Law, the chairman of the Shareholders’ Meeting, as well as the members of the Company’s management bodies, shall not count votes cast in disagreement with the provisions of the shareholders’ agreements filed at the Company’s headquarters, observing the provisions of paragraph 9 of Article 118 in the event of non-attendance or abstention from voting in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shall arrange for the filing of the referred shareholders’ agreements at the headquarters of its Subsidiaries.

Chapter XI - Transfer of Control, Deregistration as a Public Company, and Exit from

Level 2

Article 35 - The Transfer of Control of the Company, whether through a single operation or through successive operations, shall be contracted under the condition, suspensive or resolutive, that the Acquirer undertakes to make a public offer to acquire the shares of the other shareholders of the Company, observing the conditions and deadlines provided for in the current legislation and the Level 2 Regulation, in order to ensure them equal treatment to that given to the Selling Controlling Shareholder.

Sole Paragraph - The public offer referred to in this article shall also be required: (i) when there is an onerous assignment of subscription rights to shares and other securities or rights related to securities convertible into shares, which results in the Transfer of Control of the Company; or (ii) in the event of the transfer of control of a company that holds the Power of Control of the Company, in which case the Selling Controlling Shareholder shall be obliged to declare to B3 the value attributed to the Company in such transfer and attach documentation proving this value.

Article 36 - Anyone who acquires the Power of Control, by virtue of a private share purchase agreement entered into with the Controlling Shareholder, involving any quantity of shares, shall be obliged to: (i) make the public offer referred to in Article 35 above; and (ii) pay, under the terms indicated below, an amount equivalent to the difference between the price of the public offer and the price paid per share eventually acquired on the stock exchange in the 6 (six) months prior to the date of acquisition of the Power of Control, duly updated until the date of payment. This amount shall be distributed among all persons who sold shares of the Company in the trading sessions in which the Acquirer made the acquisitions, proportionally to the daily net selling balance of each one, with B3 being responsible for operationalizing the distribution, under its regulations.

Article 37 - The Company shall not register any transfer of shares to the Acquirer or to those who come to hold the Power of Control, until they subscribe to the Controllers’ Consent Term referred to in the Level 2 Regulation.

Sole Paragraph - No shareholders’ agreement that provides for the exercise of the Power of Control may be registered at the Company’s headquarters until its signatories have subscribed to the Controllers’ Consent Term referred to in the Level 2 Regulation.

Article 38 - In the public offering for the acquisition of shares, conducted by the Controlling Shareholder or the Company to cancel the registration of a publicly-held company, the minimum price offered must correspond to the Economic Value determined in the appraisal report prepared according to paragraphs 1 and 2 of this article, in compliance with applicable legal and regulatory standards.

Paragraph 1 - The appraisal report mentioned in the main clause of this article must be prepared by a specialized institution or company with proven experience and independence from the decision-making power of the Company, its Administrators, and/or the Controlling Shareholder. Additionally, it must meet the requirements of paragraph 1 of Article 8 of the Brazilian Corporations Law and include the responsibility outlined in paragraph 6 of the same article.

Paragraph 2 - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is the exclusive competence of the Shareholders’ Meetings, based on a triple list presented by the Board of Directors. The respective resolution, excluding blank votes, shall be taken by the majority of votes of the shareholders representing the Outstanding Shares present at that assembly, with each share, regardless of type or class, having the right to one vote. If convened on the first call, the Shareholders’ Meeting must have the presence of shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if convened on the second call, it may have the presence of any number of shareholders representing the Outstanding Shares.

Article 39 – If it is decided that the Company will exit Level 2 of Corporate Governance so that the securities it issues are registered for trading outside Level 2 of Corporate Governance, or due to a corporate reorganization in which the resulting company does not have its securities admitted for trading on Level 2 of Corporate Governance within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that approved the said operation, the Controlling Shareholder must make a public offer to acquire the shares belonging to the other shareholders of the Company, at least at the respective Economic Value, to be determined in an appraisal report prepared in accordance with paragraphs 1 and 2 of Article 38 of these Bylaws, in compliance with applicable legal and regulatory standards.

Paragraph 1 - The Controlling Shareholder will be exempt from making the public offer to acquire shares referred to in the caput of this Article if the Company exits Level 2 of Corporate Governance due to the signing of the Company’s participation contract in the special segment of B3 called Novo Mercado (“Novo Mercado”) or if the company resulting from the corporate reorganization obtains authorization to trade securities on Novo Mercado within 120 (one hundred and twenty) days from the date of the general assembly that approved the said operation.

Paragraph 2 - In the absence of a Controlling Shareholder, if it is decided that the Company will exit Level 2 of Corporate Governance so that the securities issued by it will be registered for trading outside Level 2 of Corporate Governance, or due to a corporate reorganization operation, in which the resulting company does not have its securities admitted for trading on Level 2 of Corporate Governance or Novo Mercado within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that approved the said operation, the exit will be conditioned on the realization of a public offer to acquire shares under the same conditions provided in the article above.

Paragraph 3 - The said Shareholders’ Meeting must define the person(s) responsible for making the public offer to acquire shares, who, if present at the assembly, must expressly assume the obligation to make the offer.

Paragraph 4 - In the absence of a definition of the persons responsible for making the public offer to acquire shares, in the case of a corporate reorganization operation, in which the resulting company does not have its securities admitted for trading on Level 2 of Corporate Governance, it will be up to the shareholders who voted in favor of the corporate reorganization to make the said offer.

Article 40 - The exit of the Company from Level 2 of Corporate Governance due to non-compliance with the obligations contained in the Level 2 Regulation is conditioned on the realization of a public offer to acquire shares, at least, for the Economic Value of the shares, to be determined in an appraisal report referred to in Article 38 of these Bylaws, respecting the applicable legal and regulatory standards.

Paragraph 1 - The Controlling Shareholder must make the public offer to acquire shares provided for in the caput of this article.

Paragraph 2 - In the absence of a Controlling Shareholder and the exit from Level 2 of Corporate Governance referred to in the caput resulting from a resolution of the general assembly, the shareholders who voted in favor of the resolution that implied the respective non-compliance must make the public offer to acquire shares provided for in the caput.

Paragraph 3 - In the absence of a Controlling Shareholder and the exit from Level 2 of Corporate Governance referred to in the caput occurring due to an act or fact of the administration, the management of the Company must call a Shareholders’ Meeting whose agenda will be the resolution on how to remedy the non-compliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the exit of the Company from Level 2 of Corporate Governance.

Paragraph 4 - If the Shareholders’ Meeting mentioned in Paragraph 3 above resolves on the exit of the Company from Level 2 of Corporate Governance, the said Shareholders’ Meeting must define the person(s) responsible for making the public offer to acquire shares provided for in the caput, who, if present at the Shareholders’ Meeting, must expressly assume the obligation to make the offer.

Chapter XII - Issuance of Units

Article 41 - The Company may sponsor the issuance of Units.

Paragraph 1 – Each Unit will represent 1 (one) common share and 2 (two) preferred shares issued by the Company and will only be issued: (i) upon request of shareholders who hold shares in the quantity necessary to form the Units, as per paragraph 2 below, observing the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws; (ii) by resolution of the Company’s Board of Directors, in the case of a capital increase within the authorized capital limit with the issuance of new shares to be represented by Units; or (iii) in the cases provided for in paragraph 2 of Article 43 and Article 44 of these Bylaws.

Paragraph 2 – Only shares free of encumbrances and liens may be deposited for the issuance of Units.

Paragraph 3 – From the issuance of the Units, the deposited shares will be registered in a deposit account opened in the name of the shareholder with the depositary financial institution.

Paragraph 4 – The Company may hire a financial institution to issue Units.

Article 42 - The Units are book-entry and, except in the case of their cancellation, the ownership of the shares represented by the Units will only be transferred through the transfer of the Units.

Paragraph 1 – The holder of Units will have the right to, at any time, request the depositary financial institution to cancel the Units and deliver the respective deposited shares, observing the rules to be established by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 2 – The Company’s Board of Directors may, at any time, suspend, for a determined period, the possibility of canceling Units provided for in paragraph 1 of this article 42, in the case of the start of a public offer for the primary and/or secondary distribution of Units, in the local and/or international market, in which case the suspension period may not exceed thirty days.

Paragraph 3 – Units subject to encumbrances, liens, or impediments may not be canceled.

Article 43 - The Units will confer upon their holders the same rights and advantages as the shares they represent, including the payment of dividends, interest on equity, and any other bonuses, payments, or benefits to which they may be entitled.

Paragraph 1 – The right to participate in the Shareholders’ Meetings of the Company and to exercise all the prerogatives conferred on the shares represented by the Units, upon proof of ownership, belongs exclusively to the holder of the Units. The holder of the Unit may be represented at the General Assemblies of the Company by a proxy constituted under the terms of the Brazilian Corporations Law and these Bylaws.

Paragraph 2 – In the event of a stock split, reverse split, bonus issue, or issuance of new shares through the capitalization of profits or reserves, the following rules will apply to the Units: (i) if there is an increase in the number of shares issued by the Company, the depositary financial institution will register the deposit of the new shares and credit new Units to the respective holders’ accounts, reflecting the new number of shares held by the Unit holders, always maintaining the proportion of 1 (one) common share and 2 (two) preferred shares issued by the Company for each Unit, with shares that cannot form Units being credited directly to the shareholders without the issuance of Units; and (ii) if there is a reduction in the number of shares issued by the Company, the depositary financial institution will debit the Unit deposit accounts of the holders of the grouped shares, automatically canceling a sufficient number of Units to reflect the new number of shares held by the Unit holders, always maintaining the proportion of 1 (one) common share and 2 (two) preferred shares issued by the Company for each Unit, with remaining shares that cannot form Units being delivered directly to the shareholders without the issuance of Units.

Article 44 - In the event of the exercise of preemptive rights for the subscription of shares issued by the Company, if any, the depositary financial institution will create new Units in the book-entry Unit register and credit such Units to the respective holders, reflecting the new number of preferred and common shares issued by the Company deposited in the deposit account linked to the Units, always maintaining the proportion of 1 (one) common share and 2 (two) preferred shares issued by the Company for each Unit, with shares that cannot form Units being credited directly to the shareholders without the issuance of Units. In the event of the exercise of preemptive rights for the subscription of other securities issued by the Company, there will be no automatic credit of Units.

Chapter XIII – Arbitration

Article 45 - The Company, its shareholders, Administrators, and members of the Fiscal Committee are obligated to resolve, through arbitration before the Market Arbitration Chamber, any and all disputes or controversies that may arise between them, related to or arising from, in particular, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions contained in the Brazilian Corporations Law, the Company’s bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and CVM, as well as other applicable rules for the functioning of the capital market in general, in addition to those contained in the Level 2 Regulation, the Arbitration Regulation, the Sanctions Regulation, and the Level 2 Corporate Governance Participation Agreement.

Chapter XIV - General Provisions

Article 46 - These Bylaws will be governed and interpreted in accordance with the Laws of the Federative Republic of Brazil.

Article 47 - Matters not covered in these Bylaws will be governed by the Brazilian Corporations Law and other pertinent legal provisions, observing the provisions of the Level 2 Regulation.

Article 48 - Terms used in uppercase letters but not defined in these Bylaws will have the meaning attributed to them in the Level 2 Regulation.